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SEC FILE NUMBER
1-5620

CUSIP NUMBER
786449 10 8

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☑ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	December 31, 2006

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
Safeguard Scientifics, Inc.

Full Name of Registrant
Not Applicable

Former Name if Applicable
435 Devon Park Drive
Building 800

Address of Principal Executive Office (Street and Number)
Wayne, PA 19087

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
The Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006 is required to include financial and other information concerning Clarient, Inc. (“Clarient”), a majority-owned subsidiary of the Company. Clarient is subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, but is not an accelerated filer, and its Annual Report on Form 10-K is not yet due. Clarient has not yet completed preparation of its financial statements and Annual Report on Form 10-K for the fiscal year ended December 31, 2006. Clarient sold its instrument business for approximately $12.5 million and completed several significant financing transactions, all of which caused delays in the completion of its financial statements. Accordingly, the Company is not able to complete its financial statements and Annual Report on Form 10-K. The Company anticipates that Clarient’s financial and other information will be available within the period provided by Rule 12b-25 and that the Company will file its Annual Report on Form 10-K for the year ended December 31, 2006 within the period provided by Rule 12b-25.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Steven J. Feder, Senior Vice President and General Counsel	610	975-4984
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company issued a press release, dated March 8, 2007, to report its fourth quarter and fiscal year 2006 operating results, including consolidated net income of $71.3 million for the quarter and $46.0 million for the full year, as compared to consolidated net income of $2.3 million for the fourth quarter of 2005 and a consolidated net loss of $32.1 million for the full year 2005. The improvement in net income for the quarter and year ended December 31, 2006 resulted primarily from the approximately $83.9 million gain on the Company’s sale of its holdings in Mantas, Inc. during October 2006. The Company currently expects that the results of operations to be reported in the Annual Report on Form 10-K for the year ended December 31, 2006 will be substantially consistent with the 2006 operating results reported in the Company’s press release, dated March 8, 2007. As noted above, Clarient’s Annual Report on Form 10-K is not yet complete. As a result, there can be no assurance that the operating results to be reported in the Annual Report on Form 10-K will not reflect changes from the 2006 results noted above.

The information provided in this notice includes forward-looking statements, including statements regarding the timing of the filing of the Company’s Annual Report on Form 10-K for the period ended December 31, 2006. The factors that could cause actual results to differ materially from those indicated by such forward-looking statements include: longer than expected delays in Clarient’s completion of its financial statements and Annual Report on Form 10-K, which could result in longer than expected delays in the filing of the Company’s Annual Report on Form 10-K, changes in Clarient’s results of operations for 2006 as compared to the results reported in its press release dated March 7, 2007, which could result in changes to Safeguard’s consolidated results of operations for 2006 as compared to the results reported in the Company’s March 8, 2007 press release, and certain other factors described in the Company’s filings with the Securities and Exchange Commission. In addition, the statements in this notice represent the Company’s expectations and beliefs as of the date of this notice. The Company anticipates that subsequent events and developments may cause these expectations and beliefs to change. These forward-looking statements should not be relied upon as representing the Company’s expectations or beliefs as of any date subsequent to the date of this notice.

Safeguard Scientifics, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 19, 2007	By	/s/ Steven J. Feder